UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On May 15, 2025, Biodexa Pharmaceuticals PLC (the “Company”) entered into letter agreements (the “Agreements”) with certain accredited holders (collectively, the “Holders”) of the Company’s outstanding Series E warrants (“Series E Warrants”), Series H warrants (the “Series H Warrants”), Series J warrants (the “Series J Warrants”) and Series K warrants (“Series K Warrants,” and collectively, the “Warrants”) issued in prior transactions. Pursuant to the Agreements, the exercise price of each Warrant that is being exercised will be reduced to $0.31 per share.

The Holders are collectively exercising an aggregate of 200,433 Warrants consisting of: (i) 47,530 Series E Warrants, (ii) 66,947 Series H Warrants, (iii) 42,978 Series J Warrants and (iv) 42,978 Series K Warrants. As a result of the exercises, the Company will issue an aggregate of 200,433 of its American depositary shares (“ADSs”), with each ADS representing 10,000 of the Company’s ordinary shares, nominal value £0.00005 per share (the “Ordinary Shares”). The ADSs to be issued represent approximately 7.5% of the Company’s issued ADSs. The shares underlying the Warrants (the “Warrant Shares”) have all been previously registered on Form F-1 registration statements. The closing is expected to take place on or about May 19, 2025, subject to customary closing conditions. The Company anticipates receiving gross proceeds of approximately $62,000, before estimated offering expenses.

In the event that the exercise of Warrants would cause the Holder to exceed the beneficial ownership limitation provisions contained in the applicable Warrants, the Company shall only issue such number of shares that would not cause the Holder to exceed the maximum amount permitted thereunder, with the balance to be held in abeyance until notice from the Holder that the balance (or portion thereof) may be issued in compliance with such limitations.

As a condition to reducing the exercise price of the Warrants, each Holder has agreed (i) to not sell or transfer any Warrant Shares until after May 22, 2025, and (ii) to the extent the Company calls a general and/or annual general meeting of shareholders during the period the Holder is the owner of such Warrant Shares, to, among other things, vote or cause to be voted such Warrant Shares in favor of any proposal presented by the Company at such meeting.

The Company will not be issuing new warrants to replace the Warrants, and it did not engage a placement agent to facilitate the transaction.

The foregoing descriptions of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreements, a copy of which is attached to this Report on Form 6-K as Exhibit 10.1.

The information included in this report on Form 6-K, including Exhibit 10.1, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-214969) and Form F-3 (File No. 333-233901) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of May 2025 is:

Exhibit No.	Description
10.1	Form of Letter Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: May 15, 2025	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer